SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #1

                   Under the Securities Exchange Act of 1934



                               GENSIA SICOR, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  372450 10 6
                               -----------------
                                 (CUSIP Number)



                             Rebecca R. Tilden,Esq.
           Vice President and Assistant Secretary, HMR Pharma, Inc.
                           10236 Marion Park Drive
                       Kansas City, Missouri 64137-1405
                                (816) 966-4000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                October 24, 1997
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                                  Page 1 of 4

                             There are no Exhibits

CUSIP No.  372450 10 6
___________________________________________________________________________

1)   Name of Reporting Person and its                      HMR Pharma, Inc.
     I.R.S. Identification Number                            43-1769328
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not Applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            3,397,061*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       3,397,061*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         3,397,061*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                      4.6%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

*The filing of this Statement shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

     This Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Gensia Sicor, Inc. (the "Issuer"), of HMR Pharma, Inc., a Delaware corporation ("Pharma"), is filed solely to report the termination of the Schedule 13D filing obligation of Pharma with respect to beneficial ownership of securities of the Issuer.

     Item 5 of this Statement on Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
-------   ------------------------------------

     As a result of increases in the number of shares outstanding of the Issuer, Pharma is no longer subject to the reporting requirements of
Section 13(d) of the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        HMR PHARMA, INC.



Date: October 27, 1997                  By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President and
                                             Assistant Secretary